UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Cortland Bancorp

(Exact name of registrant as specified in its charter)

Ohio	34-1451118
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

194 West Main Street, Cortland, Ohio	44410
(Address of principal executive offices)	(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered under Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

The common stock, no par value, of Cortland Bancorp is currently registered under section 12(g) of the Securities Exchange Act of 1934. Cortland Bancorp is filing this registration statement to register its common stock under section 12(b) of the Securities Exchange Act of 1934 on account of the listing of the common stock on The Nasdaq Stock Market LLC.

Item 1.	Description of Registrant’s Securities to be Registered.

The following is a description of the material terms and provisions of our common shares, no par value. It is a summary only and is subject to applicable provisions of the Ohio General Corporation Law and to our Amended Articles of Incorporation, or “articles,” and our Code of Regulations, or “regulations.” You should refer to, and read this summary together with, our articles and regulations to review all of the terms of our shares.

General

The Company is an Ohio corporation. Under our articles, we have authority to issue 20,000,000 common shares, each without par value. We do not have any authorized preferred shares.

As of December 31, 2018, there were 4,349,624 shares outstanding and 378,643 shares held in treasury. As of December 31, 2018, there were 23,591 stock options and other equity-based awards outstanding.

Voting; Dividends; Other Rights

Holders of our shares are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting in the election of directors. Accordingly, the holders of a majority of our outstanding shares entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Holders of our shares are entitled to receive dividends ratably when, as, and if declared by the board of directors out of funds legally available for the payment of dividends. Upon our liquidation, dissolution or winding up, holders of our shares are entitled to share ratably in all assets remaining after payment of liabilities. Holders of our shares have no preemptive rights and have no rights to convert their shares into any other securities. There are no conversion terms, redemption or sinking fund provisions applicable to our shares. Our outstanding shares are validly authorized and issued, fully paid and nonassessable. No restrictions on alienation of our shares are imposed by our articles or regulations.

We have the right, but not the obligation, to repurchase our shares from our shareholders; however, we are not permitted to repurchase our shares if, after the repurchase, we would be insolvent or our assets would be less than our liabilities plus our stated capital.

Transfer Agent

American Stock Transfer & Trust Company LLC (“AST”) serves as the transfer agent and registrar for our shares. You may reach AST at 6201 15th Avenue, Brooklyn, NY 11219. The toll free telephone number for AST is (866) 703-9077 and online at www.astfinancial.com.

Ohio Anti-Takeover Laws

The Ohio Revised Code contains provisions that could discourage potential takeover attempts and make attempts by shareholders to change our management more difficult. These provisions could also adversely affect the market price of our securities.

Limited Shareholder Action by Written Consent

Section 1701.54 of the Ohio General Corporation Law requires that an action by written consent of our shareholders without a meeting be unanimous except that, pursuant to Section 1701.11, our regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of our voting power or, if our articles or regulations otherwise provide, such greater or lesser amount, but not less than a majority. Our articles and regulations do not alter the two-thirds requirement. These limitations on shareholder written consents may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider to be in its best interest.

Anti-Greenmail Statute

Pursuant to applicable provisions of Chapter 1707 of the Ohio Revised Code, known as the Anti-Greenmail Statute, we may recover profits that a shareholder makes from the sale of our securities within 18 months after making a proposal to acquire control of us or publicly disclosing the possibility of a proposal to acquire control. We may not, however, recover from a person who proves either: (1) that the person’s sole purpose in making the proposal was to succeed in acquiring control of us and there were reasonable grounds to believe that the person would acquire control of us; or (2) that the person’s purpose was not to increase any profit or decrease any loss in our securities. Also, before we may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on our behalf if we refuse to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits.

Anti-Takeover Provisions of Our Articles and Regulations

Our articles and regulations contain certain provisions which may be deemed to have anti-takeover effects. The following summary is not complete and is qualified in its entirety by reference to our articles and regulations.

Supermajority Voting Provisions

Unless at least two-thirds of the whole authorized number of directors recommend their approval, the following actions require the affirmative vote of the holders of 80% of our voting power: (a) amendments of our articles; (b) new regulations or an alteration, amendment or repeal of our regulations; (c) an agreement of our merger or consolidation with or into one or more other corporations; (d) a combination or majority share acquisition involving the issuance of our shares and requiring shareholder approval; (e) a sale, lease or exchange of all or substantially all of our property and assets; (f) our dissolution; or (g) a proposal to fix or change the number of our directors by action of our shareholders. If these actions are approved by two-thirds of the whole authorized number of our directors, then such actions must be approved by shareholders holding only a majority of the voting power.

Transactions with Certain Shareholders

Unless minimum price requirements are complied with and a proxy statement meeting the requirements of the Securities Exchange Act of 1934 is submitted to our shareholders for the purpose of soliciting shareholder approval of the transaction, our articles require the affirmative vote of 80% of our outstanding shares (and in certain circumstances, a higher percentage) for approval of mergers, business combinations and other similar transactions with holders of shares representing at least 20% of the voting power of our Company entitled to vote in the election of directors. Additionally, the provision of our articles containing this requirement may not be amended or repealed without the affirmative vote of our shareholders discussed in the preceding sentence.

Classified Board of Directors

Our regulations classify the board of directors into three classes serving staggered three-year terms, and our articles eliminate cumulative voting for directors.

Shareholder Nominations

Pursuant to our regulations, shareholder nominations for directors must be made in writing and delivered or mailed to our executive offices not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. However, if we give less than 21 days’ notice of the meeting to our shareholders, the nomination must be mailed or delivered not later than the close of business on the seventh day after the day on which we mailed the notice. Each nomination must contain the following information to the extent known by the nominating shareholder: (a) the name and address of each nominee; (b) the principal occupation of each nominee; (c) the total number of our shares that will be voted for each nominee; (d) the name and residence address of the nominating shareholder; (e) the number of our shares owned by the nominating shareholder; and (f) any other information required to be disclosed with respect to the nominee under the Securities and Exchange Commission’s proxy rules.

Removal of Directors

Our articles provide that directors may be removed only by the affirmative vote of the holders of 80% of the voting power at an election of directors, and only for cause.

Item 2.	Exhibits.

Under the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed because no other securities of Cortland Bancorp are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered under Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CORTLAND BANCORP

Date: March 5, 2019	/s/ James M. Gasior
President and CEO